SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                                    Salon.com
            ---------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    79549F108
            ---------------------------------------------------------
                                 (CUSIP Number)

                                December 22, 2000
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

       [ ]  Rule 13d-1(b)
       [X]  Rule 13d-1(c)
       [ ]  Rule 13d-1(d)
----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79549F108                    13G                  Page 2 of 6 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     William R. Hambrecht
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                              (a)  [  ]
                              (b)  [  ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
--------------------------------------------------------------------------------
NUMBER OF         5.   SOLE VOTING POWER                      870,275
SHARES            --------------------------------------------------------------
BENEFICIALLY      6.   SHARED VOTING POWER                    575,639
OWNED BY          --------------------------------------------------------------
EACH              7.   SOLE DISPOSITIVE POWER                 870,275
REPORTING         --------------------------------------------------------------
PERSON            8.   SHARED DISPOSITIVE POWER               575,639
WITH:
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,445,914(1)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES     [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.39%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

--------------
1 Mr. Hambrecht has a 23.1% ownership interest in WR Hambrecht + Co., LLC and is the manager of this entity. WR Hambrecht + Co., LLC directly owns 575,639 shares of Salon.com. Mr. Hambrecht directly owns 870,275 shares of Salon.com. Mr. Hambrecht disclaims beneficial ownership of all the shares of Salon.com. held directly by the LLC other than with respect to 132,972.6 shares represented by his proportionate ownership interest in the LLC.

CUSIP No.  79549F108                    13G                 Page 3 of 6 Pages

Item 1(a).  Name of Issuer:

      Salon.com
--------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

            22 Fourth Street, 16th Floor
            San Francisco, CA 94103
-----------------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

      William R. Hambrecht
------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:

      539 Bryant Street, Suite 100
      San Francisco, CA 94107
------------------------------------------------------------------------------
Item 2(c).  Citizenship:

      United States of America
------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:

      Common Stock
------------------------------------------------------------------------------
Item 2(e).  CUSIP Number:

      79549F108
------------------------------------------------------------------------------
Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
            or (c), Check Whether the Person Filing is a:

     (a)  [  ]  Broker or dealer  registered  under  Section 15 of the  Exchange
                Act.

     (b)  [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [  ]  Insurance company as defined in Section 3(a)(19) of the Exchange
                Act.

     (d)  [  ]  Investment  company registered under Section 8 of the Investment
                Company Act of 1940.

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CUSIP No.  79549F108                    13G                 Page 4 of 6 Pages

     (e)  [  ]  An    investment     adviser    in    accordance    with    Rule
                13d-1(b)(1)(ii)(E).

     (f)  [  ]  An employee  benefit plan or endowment  fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g)  [  ]  A parent  holding  company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h)  [  ]  A savings  association  as defined in Section  3(b) of the
                Federal Deposit Insurance Act.

     (i)  [  ]  A church plan that is excluded  from the  definition  of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

     (j)  [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:    1,445,914

     (b)  Percent of class:    10.39%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:    870,275

          (ii)  Shared power to vote or to direct the vote:    575,639

          (iii) Sole power to dispose or to direct the disposition of:   870,275

          (iv)  Shared power to dispose or to direct the disposition of: 575,639

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
         [  ]

CUSIP No.  79549F108                    13G                 Page 5 of 6 Pages

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  79549F108                    13G                 Page 6 of 6 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2000

                                    /S/ WILLIAM R. HAMBRECHT
                                    ------------------------
                                    William R. Hambrecht

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).